Exhibit 3.1

CERTIFICATE OF DESIGNATIONS,

PREFERENCES AND RIGHTS

OF

SERIES A PREFERRED STOCK

OF

BIOLIFE SOLUTIONS, INC.

Pursuant to Section 151 of the General

Corporation Law of the State of Delaware

The undersigned officers of BioLife Solutions, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), do hereby certify that:

1.           They are the Chief Executive Officer and President and Chief Financial Officer, respectively, of the Corporation.

2.           The Corporation is authorized to issue 1,000,000 shares of preferred stock, none of which have been issued.

3.           That pursuant to the authority conferred upon the Board of Directors by the Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), the Board of Directors authorized the series of preferred stock hereinafter provided for and has adopted the following resolution creating a series of 4,250 shares of preferred stock designated as “Series A Preferred Stock”:

WHEREAS, the Certificate of Incorporation provides for a class of its authorized stock known as preferred stock, consisting of 1,000,000 shares, $0.001 par value per share, issuable from time to time in one or more series;

WHEREAS, the Board of Directors has the full and complete authority to establish one or more series or classes and to issue shares of preferred stock, and to fix, determine and vary the voting rights, designations, preferences, restrictions, qualifications, privileges, limitation, options, conversion rights and other special rights of each series or class of preferred stock, including, but not limited to, dividend rates and manner of payment, preferential amounts payable upon voluntary or involuntary liquidation, voting rights, conversion rights, redemption prices, terms and conditions, and sinking fund and stock purchase prices, terms and conditions; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock, which shall consist of up to 4,250 shares of Series A Preferred Stock which the Corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of Series A Preferred stock for cash or exchange of other securities, indebtedness, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

1.           Designation and Amount. The shares of Series A Preferred Stock shall have a par value of $0.001 per share and shall be designated as “Series A Preferred Stock” and the number of shares constituting the Series A Preferred Stock shall be up to 4,250 shares. The Series A Preferred Stock shall be offered for sale at a purchase price of $1,000 per share and shall have a stated value of $1,000 per share (the “Stated Value”).

2.           Dividends. Holders of Series A Preferred Stock shall be entitled to receive, and the Corporation shall pay, preferred dividends from funds legally available for payment of dividends at the rate per share (as a percentage of the Stated Value per share) of 10% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the first such date after the issuance date (each such date, a “Dividend Payment Date”) (if any Dividend Payment Date is not a trading day, the applicable payment shall be due on the next succeeding trading day) in cash from funds legally available for payment of dividends. Dividends on the Series A Preferred Stock shall be calculated on the basis of a 360-day year, consisting of twelve 30 calendar day periods, and shall accrue daily commencing on the issuance date, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. Dividends shall cease to accrue with respect to any shares of Series A Preferred Stock that are canceled, retired or redeemed by the Corporation in accordance with this Certificate.

3.           Voting. Except as otherwise provided herein or as otherwise required by law, the Series A Preferred Stock shall have no voting rights. However, as long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of Series A Preferred Stock, (a) alter or amend this Certificate, (b) authorize or create any class of equity securities ranking as to distribution of assets upon a Liquidation (as defined in Section 6) senior to the Series A Preferred Stock, (c) enter into, create, incur, assume or suffer to exist any indebtedness for borrowed money, except for purchase money indebtedness, that by its terms is expressly senior in right of payment to the Corporation's obligations to the holders of Series A Preferred Stock under this Certificate or (d) enter into any agreement with respect to any of the foregoing.

4.           Transferability. The holders of Series A Preferred Stock shall not, directly or indirectly, sell, give, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of (whether by operation of law or otherwise) (each a “Transfer”) the Series A Preferred Stock, in whole or in part, or any right, title or interest herein or hereto, except in accordance with the provisions of this Certificate. Any attempt to Transfer the Series A Preferred Stock or any rights hereunder in violation of the preceding sentence shall be null and void ab initio and the Corporation shall not register any such Transfer. Upon the Transfer of the Series A Preferred Stock, in whole or in part, through the use of an assignment form in a form reasonably satisfactory to the Corporation, and in accordance with applicable law or regulation, and the payment by the holder of funds sufficient to pay any transfer tax, the Corporation shall issue and register the Series A Preferred Stock in the name of the new holder or, in the event the Series A Preferred Stock is transferred in part, the Corporation shall deliver new certificates of like tenor registered in the names of each of the current holder and the transferee in amounts that give effect to such partial Transfer. Notwithstanding any other provision of this Certificate, no Transfer may be made pursuant to this Section 4 unless (a) the Transfer complies in all respects with the applicable provisions of this Certificate and (b) the Transfer complies in all respects with applicable federal and state securities laws, including, without limitation, the Securities Act of 1933, as amended (the “Securities Act”). If requested by the Corporation in its reasonable judgment, the holder shall supply to the Corporation (x) an opinion of counsel, at the holder's expense, to the effect that such Transfer complies with the applicable federal and state securities laws; and (y) a written statement to the Corporation, in such form as it may reasonably request, certifying that the transferee is an “accredited investor” as defined in Rule 501(a) under the Securities Act.

5.           Redemption. The Corporation shall have the right to redeem in cash any outstanding shares of Series A Preferred Stock along with accrued but unpaid dividends beginning immediately after issuance of such shares of Series A Preferred Stock, provided that, without the written consent of the holders of the majority of Series A Preferred Stock outstanding, the Corporation may only redeem shares of Series A Preferred Stock in tranches of at least $50,000 in the aggregate based on the Stated Value of such shares of Series A Preferred Stock to be redeemed (the Corporation shall also be permitted to redeem less than $50,000 of Stated Value of Series A Preferred Stock if there is less than $50,000 of Stated Value of Series A Preferred Stock outstanding in which case the Corporation can redeem the remaining shares of Series A Preferred Stock). In the event that there is more than one holder of Series A Preferred Stock and the Corporation desires to conduct a redemption, such redemption shall be done on a pro rata basis among all of the holders of Series A Preferred Stock. The Corporation shall effect a redemption by sending a notice to each holder of such Series A Preferred Stock indicating the date of such redemption and the number of shares being redeemed and providing each holder with a check or wire for the redemption amount. The holders shall not be required to return their Series A Preferred Stock certificate following a redemption, such redemption to be reflected on the Company’s Series A Preferred Stock registry with evidence of payment of the redemption amount being conclusive evidence of the redemption of shares of Series A Preferred Stock. The holder of Series A Preferred Stock shall not under any circumstances have any right to require redemption.

6.           Liquidation Preference. Each share of Series A Preferred Stock will have a liquidation preference equal to the Stated Value plus any accrued but unpaid dividends thereon (the “Liquidation Preference”). In the event of a liquidation, dissolution or winding up of the Corporation (which shall include any merger, reorganization, sale of assets in which control of the Corporation is transferred or event which results in all or substantially all of the Corporation’s assets being transferred), the holders of Series A Preferred Stock shall be entitled to receive out of the assets of the Corporation, before any payment is made to the holders of the Corporation’s common stock and either in preference to or pari pasu with the holders of any other series of preferred stock that may be issued in the future, a per share amount equal to the Liquidation Preference. If the assets of the Corporation shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of Series A Preferred Stock shall be ratably distributed among the holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. Any remaining assets of the Corporation following payment of the Liquidation Preference to the holders of Series A Preferred Stock shall be distributed to the holders of the Corporation’s common stock and any junior series of preferred stock then outstanding.

7.           Miscellaneous.

7.1           Amendments in Writing. Except as otherwise provided herein, the provisions of the Series A Preferred Stock may be amended and the Corporation may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Corporation has obtained the written consent of the holders of a majority of the then outstanding shares of Series A Preferred Stock.

7.2           Mutilated, Lost, Stolen or Destroyed Certificate. In case the Series A Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall issue and deliver in exchange and substitution for and upon cancellation of the mutilated certificate, or in lieu of and substitution for the certificate, mutilated, lost, stolen or destroyed, a new certificate of like tenor and representing an equivalent right or interest, but only upon receipt of evidence reasonably satisfactory to the Corporation of such loss, theft or destruction and an indemnity or bond, if requested, also reasonably satisfactory to it.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations, Preferences and Rights to be signed in its name and on its behalf on this 30th day of June, 2017 by a duly authorized officer of the Corporation.

BIOLIFE SOLUTIONS, INC.

By:	/s/ Michael Rice
Name: Michael Rice
Title: Chief Executive Officer and President

By:	/s/ Roderick de Greef
Name: Roderick de Greef
Title: Chief Financial Officer